UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Yucheng Technologies Limited

(Name of the Issuer)

Yucheng Technologies Limited

New Sihitech Limited

New Sihitech Acquisition Limited

Weidong Hong

Sihitech Company Limited

Hong Wu

Yun Shi

Dong Wang

Steve Shiping Dai

Rebecca B. Le

Chun Zheng

Xun Yang

Weihua Hong

Lijing Ren

Yanmei Wang

Danhui Ma

Xinmin Yu

CSOF FinTech Limited

CEL FinTech Limited

China Special Opportunities Fund III, L.P.

CSOF III GP Limited

Forebright Partners Limited

Windsor Venture Limited

China Everbright Limited

(Names of Persons Filing Statement)

Ordinary Shares, no par value

(Title of Class of Securities)

G98777108

(CUSIP Number)

Yucheng Technologies Limited

Beijing Global Trade Center, Tower D, Floor 9, 36

North Third Ring Road East, Dongcheng District,

Beijing 100013, People’s Republic of China

Attention: Nannan Lu

Facsimile: (86 10) 5913-7810

CSOF FinTech Limited
CEL FinTech Limited
China Special Opportunities Fund III, L.P.
CSOF III GP Limited
Forebright Partners Limited
Windsor Venture Limited
China Everbright Limited
46/F Far East Finance Centre
16 Harcourt Road
Hong Kong
(852) 2520-5125

Weidong Hong

New Sihitech Limited

New Sihitech Acquisitions Limited

Sihitech Company Limited

Hong Wu

Yun Shi

Dong Wang

Steve Shiping Dai

Rebecca B. Le

Chun Zheng

Xun Yang

Weihua Hong

Lijing Ren

Yanmei Wang

Danhui Ma

Xinmin Yu

c/o Yucheng Technologies Limited

Beijing Global Trade Center, Tower D, Floor 9, 36

North Third Ring Road East, Dongcheng District,

Beijing 100013, People’s Republic of China

Facsimile: (86 10) 5913-7810

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ling Huang, Esq. Cleary Gottlieb Steen & Hamilton LLP Twin Towers - West 23rd Floor 12 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China (86 10) 5920-1090	Andrew Hudders, Esq. Golenbock Eiseman Assor Bell & Peskoe 437 Madison Avenue - 40th Floor New York, New York 10022 (212) 907-7349

Peter X. Huang, Esq.

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004

People’s Republic of China

(86 10) 6535-5599

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☑	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$51,583,295	$7,043.30

* Calculated solely for the purposes of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $3.90 for 13,240,284 outstanding ordinary shares of the issuer subject to the transaction (the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.0001364.

☒  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,043.30

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Amendment No.5 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Yucheng Technologies Limited, a British Virgin Islands business company (the “Company”), the issuer of the registered ordinary shares, having no par value (each, a “share” and collectively, the “shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Weidong Hong, the chairman and chief executive officer of the Company (“Mr. Hong”); (c) Sihitech Company Limited, a British Virgin Islands business company wholly owned by Mr. Hong; (d) Hong Wu, the wife of Mr. Hong and an operational manager of the Company; (e) Yun Shi; (f) Dong Wang; (g) Steve Shiping Dai, the chief financial officer of the Company; (h) Rebecca B. Le, the wife of Mr. Steve Shiping Dai; (i) Chun Zheng, a senior vice president of the Company; (j) Xun Yang, a strategic account sales manager of the company; (k) Weihua Hong, a cousin of Mr. Hong and a sales officer of the Company; (l) Lijing Ren, a senior vice president of the Company; (m) Yanmei Wang, a vice president of the Company; (n) Danhui Ma, the wife of Xun Yang; (o) Xinmin Yu, an operational manager of the Company; (p) New Sihitech Limited, a British Virgin Islands business company (“Parent”); (q) New Sihitech Acquisition Limited, a British Virgin Islands business company and wholly owned subsidiary of Parent (“Merger Sub”); (r) CSOF FinTech Limited; (s) CEL FinTech Limited; (t) China Special Opportunities Fund III, L.P.; (u) CSOF III GP Limited; (v) Forebright Partners Limited; (w) Windsor Venture Limited and (x) China Everbright Limited.

The Transaction Statement relates to the amended and restated agreement and plan of merger dated August 13, 2012, among the Company, Parent and Merger Sub (the “merger agreement”), providing for the merger of Merger Sub with and into the Company (the “merger”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person.

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Item 15	Additional Information

Item 15 is hereby amended and supplemented as follows:

On December 27, 2012, at 10:00 a.m. (Beijing time), an extraordinary general meeting of shareholders of the Company was held at Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted to approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, and the proposal to authorize the directors of the Company to do all things necessary to give effect to the merger agreement.

On December 27, 2012, the Company and Merger Sub filed the articles of merger with the Registrar of Corporate Affairs of the British Virgin Islands, which was registered by the Registrar of Corporate Affairs of the British Virgin Islands as of December 27, 2012, pursuant to which the merger became effective on December 27, 2012. As a result of the merger, the Company ceased to be a publicly traded company and became a wholly owned subsidiary of Parent.

At the effective time of the merger, each share of the Company issued and outstanding immediately prior to the effectiveness of the merger was cancelled in exchange for the right to receive $3.90 per share in cash, without interest and net of any applicable withholding taxes, excluding (i) the shares owned by Mr. Hong and his affiliate, Sihitech Company Limited, which were cancelled for no consideration, and (ii) certain shares owned by Yun Shi, Dong Wang, Hong Wu, Weihua Hong, Steve Shiping Dai, Xun Yang, Chun Zheng, Lijing Ren, Yanmei Wang, Danhui Ma, Rebecca B. Le and Xinmin Yu (the “Rollover Shareholders”), which did not receive any merger consideration and remained outstanding and survived the merger. In addition, each share of restricted stock under the Company’s 2006 Performance Equity Plan (other than shares of restricted stock granted to Mr. Hong and the Rollover Shareholders) was cancelled and converted into the right to receive $3.90 in cash without interest, net of any applicable withholding taxes.

As a result of the merger, the Company’s shares will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market. In addition, 90 days after the filing of Form 15 in connection with the transaction, or such shorter period as may be determined by the SEC, the registration of the Company’s shares and the reporting obligations of the Company under the Exchange Act will be terminated.

Item 16	Exhibits

*(a)-(1) Proxy Statement of the Company dated November 30, 2012.

*(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

*(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated May 21, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 21, 2012.

(a)-(5) Press Release issued by the Company, dated June 1, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on June 1, 2012.

(a)-(6) Press Release issued by the Company, dated August 13, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 13, 2012.

(a)-(7) Press Release issued by the Company, dated November 30, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on November 30, 2012.

(a)-(8) Press Release issued by the Company, dated December 27, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on December 27, 2012.

(a)-(9) Press Release issued by the Company, dated December 28, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on December 28, 2012.

(b)-(1) Equity Commitment Letter, dated August 13, 2012, between Mr. Weidong Hong and Parent incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC on August 15, 2012.

(b)-(2) Exchangeable Notes Subscription Agreement, dated August 13, 2012, by among Mr. Weidong Hong, CSOF FinTech Limited, CEL FinTech Limited and Parent, incorporated herein by reference to Exhibit (b)-(2) to the Amendment No. 1 to Schedule 13E-3 filed with the SEC on October 10, 2012.

*(c)-(1) Opinion of ROTH Capital Partners, LLC, dated August 9, 2012, incorporated herein by reference to Annex B to the Proxy Statement.

*(c)-(2) Discussion Materials prepared by ROTH Capital Partners, LLC for discussion with the Independent Committee, dated August 9, 2012.

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*(d)-(1) Agreement and Plan of Merger, dated as of August 13, 2012, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guaranty, dated as of August 13, 2012, by Mr. Weidong Hong in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed with the SEC on August 15, 2012.

(d)-(3) Contribution Agreement, dated as of August 13, 2012, by and among Mr. Weidong Hong, Sihitech Company Limited and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed with the SEC on August 15, 2012.

(d)-(4) Voting Agreement, dated as of August 13, 2012, by and among Mr. Weidong Hong, Sihitech Company Limited and certain of the Rollover Shareholders, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed with the SEC on August 15, 2012.

*(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

*(f)-(2) Section 179 of the BVI Business Companies Act, 2004, as amended, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

* Previously filed.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2012

Yucheng Technologies Limited

By:	/s/ Yingjun Li

Name:	Yingjun Li

Title:	Director

Sihitech Company Limited

By:	/s/ Weidong Hong

Name:	Weidong Hong

Title:	Director

New Sihitech Limited

By:	/s/ Weidong Hong

Name:	Weidong Hong

Title:	Director

New Sihitech Acquisition Limited

By:	/s/ Weidong Hong

Name:	Weidong Hong

Title:	Director

By:	/s/ Weidong Hong

Name:	Weidong Hong

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By:	/s/ Hong Wu

Name:	Hong Wu

By:	/s/ Yun Shi

Name:	Yun Shi

By:	/s/ Dong Wang

Name:	Dong Wang

By:	/s/ Steve Shiping Dai

Name:	Steve Shiping Dai

By:	/s/ Rebecca B. Le

Name:	Rebecca B. Le

By:	/s/ Chun Zheng

Name:	Chun Zheng

By:	/s/ Xun Yang

Name:	Xun Yang

By:	/s/ Weihua Hong

Name:	Weihua Hong

By:	/s/ Lijing Ren

Name:	Lijing Ren

By:	/s/ Yanmei Wang

Name:	Yanmei Wang

5

By:	/s/ Danhui Ma

Name:	Danhui Ma

By:	/s/ Xinmin Yu

Name:	Xinmin Yu

CSOF FinTech Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Director

CEL FinTech Limited

By:	/s/ Tang Chi Chun
Name:	Tang Chi Chun
Title:	Director

China Special Opportunities Fund III, L.P.

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Authorized Signatory

CSOF III GP Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Director

Forebright Partners Limited

By:	/s/ Ip Kun Wan
Name:	Ip Kun Wan
Title:	Director

Windsor Venture Limited

By:	/s/ Tang Chi Chun
Name:	Tang Chi Chun
Title:	Director

China Everbright Limited

By:	/s/ Tang Chi Chun
Name:	Tang Chi Chun
Title:	Director

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Exhibit Index

*(a)-(1) Proxy Statement of the Company dated November 30, 2012.

*(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

*(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated May 21, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on May 21, 2012.

(a)-(5) Press Release issued by the Company, dated June 1, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on June 1, 2012.

(a)-(6) Press Release issued by the Company, dated August 13, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 13, 2012.

(a)-(7) Press Release issued by the Company, dated November 30, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on November 30, 2012.

(a)-(8) Press Release issued by the Company, dated December 27, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on December 27, 2012.

(a)-(9) Press Release issued by the Company, dated December 28, 2012, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on December 28, 2012.

(b)-(1) Equity Commitment Letter, dated August 13, 2012, between Mr. Weidong Hong and Parent incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC on August 15, 2012.

(b)-(2) Exchangeable Notes Subscription Agreement, dated August 13, 2012, by among Mr. Weidong Hong, CSOF FinTech Limited, CEL FinTech Limited and Parent, incorporated herein by reference to Exhibit (b)-(2) to the Amendment No. 1 to Schedule 13E-3 filed with the SEC on October 10, 2012.

*(c)-(1) Opinion of ROTH Capital Partners, LLC, dated August 9, 2012, incorporated herein by reference to Annex B to the Proxy Statement.

*(c)-(2) Discussion Materials prepared by ROTH Capital Partners, LLC for discussion with the Independent Committee, dated August 9, 2012.

*(d)-(1) Agreement and Plan of Merger, dated as of August 13, 2012, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guaranty, dated as of August 13, 2012, by Mr. Weidong Hong in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed with the SEC on August 15, 2012.

(d)-(3) Contribution Agreement, dated as of August 13, 2012, by and among Mr. Weidong Hong, Sihitech Company Limited and the Rollover Shareholders, incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed with the SEC on August 15, 2012.

(d)-(4) Voting Agreement, dated as of August 13, 2012, by and among Mr. Weidong Hong, Sihitech Company Limited and certain of the Rollover Shareholders, incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed with the SEC on August 15, 2012.

*(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

*(f)-(2) Section 179 of the BVI Business Companies Act, 2004, as amended, incorporated herein by reference to Annex C to the Proxy Statement.

* Previously filed.

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